AMARC RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED SEPTEMBER 30, 2003

(Expressed in Canadian Dollars)

(Unaudited)

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2003	March 31, 2003
	(unaudited)	(audited)

ASSETS

Current assets
Cash and equivalents	$70,409	$9,849
Marketable securities (note 4)	591,850	605,050
Amounts receivable and prepaids	82,306	256,982
	744,565	871,881

Equipment (note 5)	68,247	77,225
Reclamation deposit (note 10)	–	70,000
	$812,812	$1,019,106

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$27,066	$90,451
Balances payable to related parties (note 9)	188,193	165,550
	215,259	256,001

Shareholders' equity
Share capital (note 8(b))	8,635,675	8,635,675
Contributed surplus	5,805	5,805
Deficit	(8,043,927)	(7,878,375)
	597,553	763,105
Nature of operations (note 1)
Subsequent events (note 13)
	$812,812	$1,019,106

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Six months ended Sept. 30
	2003	2002	2003	2002

Expenses
Conference and travel	137	$5,680	$137	$8,696
Depreciation	4,489	5,419	8,978	10,839
Exploration (note 7)	12,872	643,068	19,375	1,427,317
Legal, audit, and accounting	9,276	12,093	18,921	68,213
Management and consulting	6,071	14,848	18,165	40,037
Office and administration	10,005	55,254	29,509	170,943
Salaries and benefits	37,235	78,049	59,316	202,575
Shareholder communication	5,729	20,960	6,580	39,619
Trust and filing	5,147	4,025	4,575	4,951
	90,961	839,396	165,556	1,973,190

Other items
Foreign exchange gain (loss)	(4,813)	2,961	(9,473)	(25,212)
Gain on sale of marketable securities	–	–	1,174	–
Government grants (note 11)	–	97,438	–	97,438
Interest	596	2,326	8,303	4,519
	(4,217)	102,725	4	76,745

Loss for the period	$(95,178)	$(736,671)	$(165,552)	$(1,896,445)

Basic and diluted loss per share	$(0.01)	$(0.05)	$(0.01)	$(0.13)

Weighted average number
of common shares outstanding	15,468,890	14,923,619	15,468,890	14,903,128

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Six months ended Sept. 30
	2003	2002
Deficit, beginning of period	$(7,878,375)	$(6,023,654)
Loss for the period	(165,552)	(1,896,445)
Deficit, end of period	$(8,043,927)	$(7,920,099)

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Six months ended Sept. 30
Cash provided by (applied to):	2003	2002	2003	2002

Operating activities
Loss for the period	$(95,178)	$(736,671)	$(165,552)	$(1,896,445)
Items not involving cash
Depreciation	4,489	5,419	8,978	10,839
Gain on sale of marketable securities	–	–	(1,174)	–
Changes in non-cash working capital items
Accounts payable and accrued liabilities	1,174	(155,245)	(127,122)	(122,835)
Amounts receivable and prepaids	8,017	(58,324)	189,777	(110,643)
Balances receivable from and payable to
related parties	(6,088)	252,820	71,279	1,095,473
	(87,586)	(692,001)	(23,814)	(1,023,611)

Investing activities
Proceeds from sale of marketable securities	–	–	14,374	–
Purchase of equipment	–	–	–	(76,984)
Reclamation deposit	–	–	70,000	–
	–	–	84,374	(76,984)

Financing activities
Issuance of share capital	–	186,224	–	221,224
	–	186,224	–	221,224

Increase (decrease) in cash and equivalents	(87,586)	(505,777)	60,560	(879,371)
Cash and equivalents, beginning of period	157,995	654,680	9,849	1,028,274

Cash and equivalents, end of period	$70,409	$148,903	$70,409	$148,903

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Durango State, Mexico.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership (note 6).

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities Marketable securities are recorded at the lower of cost and quoted market value.

(c)	Equipment Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(d)	Reclamation deposits Reclamation deposits are recorded at cost (note 10).

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(e)

Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

(f)

Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(g)

Share purchase option compensation

The Company has a share purchase option plan which is described in note 8(c). The Company accounts for all non-cash share-based payments to non-employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.

Under the fair value based method, share-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash share-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash share-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period,

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

No compensation cost is required to be recorded for all other non-cash share-based employee compensation awards. Consideration paid by employees upon the exercise of share options is credited to share capital. If applicable, the Company presents in the notes to the financial statements the pro forma net income (loss) and earnings (loss) per share had the fair value method been used to account for employee non-cash share-based compensation awards.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period.

(h)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash share-based compensation. Actual results could differ from those estimates.

(i)

Foreign currency translation

All of the Company’s foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(j)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(k)

Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(l)

Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(m)	Comparative figures Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	MARKETABLE SECURITIES

	Number		Quoted
	of Shares	Book value	Market value
September 30, 2003
Expatriate Resources Ltd. common shares	5,918,500	$591,850	$887,775

March 31, 2003
Expatriate Resources Ltd. common shares	6,050,500	$605,050	$605,050

In November 2003, subsequent to the quarter end, the Company received 702,093 unrestricted common shares of StrataGold Corporation ("StrataGold") from Expatriate Resources Ltd. ("Expatriate") as part of Expatriate's divestiture of gold property assets into StrataGold, a TSX Venture Exchange listed company.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
September 30, 2003
Automotive	$24,514	$11,999	$12,515
Site equipment	77,551	21,819	55,732
	$102,065	$33,818	$68,247

March 31, 2003
Automotive	$24,514	$9,576	$14,938
Site equipment	77,551	15,264	62,287
	$102,065	$24,840	$77,225

6.	MINERAL PROPERTY INTERESTS

(a)

Durango State, Mexico
Inde Property

The Inde Property ("the Property") comprises approximately 270 hectares and consists of five mineral concessions, of which three are owned outright by the Company and two are held under option. The Company was assigned its interest in the Property in November 2001 from Hunter Dickinson Group Inc., (“HDGI”), a private company related by certain directors in common, in consideration for US$475,000, which was paid during the 2002 fiscal year. The Company also assumed the position of HDGI in the option agreement to acquire two of the claims from the underlying vendor which, as amended during the current fiscal year, will require future semi-annual payments of US$125,000 commencing in December, 2003 until a required balloon payment of US$3.0 million in June 2006. These two claims carry a net smelter returns royalty of 4%, capped at US$2.0 million.

During the 2003 fiscal year, the Company paid finder’s fees in connection with the Property of $43,393 and 265,680 common shares, and also paid the underlying property vendor US$25,000 (2002 – US$125,000) in connection with the option agreement assigned from HDGI. No further finder's fees are owed on this property.

(b)

Manitoba, Canada
Fox River Property

By an agreement dated November 15, 2001 (the “November 15, 2001 agreement”), the Company acquired the right to participate in the Fox River Project by investing in and becoming a general partner of the Precious Exploration Limited Partnership (“PELP”), which held an option to acquire property interests comprising four Special Exploration Permits located near Thompson, Manitoba. Specifically, the property comprised two permits covering 285,588 hectares owned 100% by Falconbridge Limited and two permits covering 28,392 hectares which were subject to an option agreement between Falconbridge Limited and W. Bruce Dunlop Limited NPL.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

In a related arrangement, Rockwell Ventures Inc. (“Rockwell”), which had originally acquired the Fox River Project option from HDGI and which is a public company also related by certain common directors, was unable to complete on the option and quitclaimed its interest in PELP and the Fox River Project in favor of the Company. In consideration, the Company agreed to issue to Rockwell up to 1,000,000 share purchase warrants, issuable as to 200,000 share purchase warrants per $2.5 million in property expenditures, of which on December 31, 2001 the Company issued 200,000 first year warrants, exercisable at $1.00 for two years.

During the 2003 fiscal year, the Company sought an extension to earn an interest in the Fox River property, but it was not agreed to by Falconbridge Limited. In January 2003, the Company terminated its option to earn a 60% participating joint venture interest from Falconbridge Limited on the Fox River Project. Accordingly, no further warrants are issuable by Amarc to Rockwell relating to this property.

(c)

Other
Canadian Properties - Yukon Territory and Saskatchewan

The Company has a 5% net profits interest (NPI) in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	EXPLORATION EXPENSES

	Inde	Fox River	Six months ended September 30
	Property	Property	2003	2002
Assays and analysis	$339	$–	$339	$66,564
Drilling	–	–	–	614,351
Engineering	–	–	–	4,381
Equipment rental	867	–	867	28,879
Freight	–	–	–	13,734
Geological	4,651	–	4,651	347,553
Graphics	–	–	–	20,547
Helicopter	–	–	–	73,872
Option payments	–	–	–	45,078
Property fees/assessment	(9,837)	–	(9,837)	(5,128)
Site activities	22,718	662	23,380	176,806
Travel and accommodation	(25)	–	(25)	40,681
Incurred during the period	18,713	662	19,375	1,427,317
Cumulative exploration expenses,
beginning of period	2,323,210	1,810,526	4,133,736	3,728,406

Cumulative exploration expenses,
end of period	$2,341,923	$1,811,188	$4,153,111	$5,155,723

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

8.	SHARE CAPITAL

(a)	Authorized share capital The Company's authorized share capital consists of 100,000,000 common shares, without par value.

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance March 31, 2000		9,650,000	$6,499,359
Options exercised in fiscal 2001	$0.35	120,000	42,000
Balance March 31, 2001		9,770,000	$6,541,359
Issued during fiscal 2002
Private placement, January 2002 (net of issue costs)	$0.40	2,500,000	913,649
Private placement, March 2002 (net of issue costs)	$0.40	2,500,000	905,744
Balance March 31, 2002		14,770,000	8,360,752
Issued during fiscal 2003
Warrants exercised	$0.40	87,500	35,000
Option payment, September 2002	$0.42	25,500	10,467
Option payment, October 2002	$0.18	240,180	43,232
Private placement, August 2002 (net of issue costs)(i)	$0.60	345,710	186,224
Balance March 31, 2003 and September 30, 2003		15,468,890	$8,635,675

(i)	On August 27, 2002, the Company closed a private placement of 345,710 units at a price of $0.60 per unit. Each unit was comprised of one common share and one share purchase warrant (note 8(d)).

(c)

Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 2,970,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

The continuity of share purchase options for the six months ending September 30, 2003 is:

	Exercise	Mar. 31			Expired/	Sept 30
Expiry date	Price	2003	Granted	Exercised	Cancelled	2003
April 5, 2003	$0.56	1,200,000	–	–	(1,200,000)	–
January 30, 2004	$0.48	667,000	–	–	(47,000)	620,000
December 20, 2004	$0.18	97,000	–	–	–	97,000
May 9, 2005	$0.17	–	7,000	–	–	7,000
		1,964,000	7,000	–	(1,247,000)	724,000
Weighted average
exercise price		$0.51	$0.17	$–	$0.56	$0.44

The contractual remaining life of share purchase options is 0.32 years.

(d)	Share purchase warrants The continuity of share purchase warrants (each warrant exercisable into one common share) for the six months ending September 30, 2003 is:

	Exercise	Mar. 31			Expired/	Sept 30
Expiry date	Price	2003	Issued	Exercised	Cancelled	2003
December 27, 2003 (ii)	$0.73	345,710	–	–	–	345,710
December 31, 2003(iii)	$0.50	200,000	–	–	–	200,000
January 7, 2004 (i)	$0.40	2,412,500	–	–	–	2,412,500
March 8, 2004 (iv)	$0.50	2,500,000	–	–	–	2,500,000
		5,458,210	–	–	–	5,458,210
Weighted average
exercise price		$0.47	$–	$–	$–	$0.47

(i)	In December 2002, the TSX Venture Exchange gave approval for 2,412,500 warrants to have their original expiry dates of January 7, 2003 and July 7, 2003 extended to January 7, 2004.
(ii)
Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.73 until December 27, 2003. The share purchase warrants are subject to a 45-day accelerated expiry if the closing price of the common shares of the Company as traded on the TSX Venture Exchange is at least $1.10 for ten consecutive trading days.

(iii)	In December 2002, the Company amended the exercise price of 200,000 warrants from their original price of $1.00 to $0.50.
(iv)	In September 2003, the TSX Venture Exchange gave approval to extend the expiry date of 2,500,000 share purchase warrants from September 8, 2003 to March 8, 2004.

The contractual remaining life of share purchase warrants is 0.35 years.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
Balances receivable (payable)	September 30, 2003	March 31,2003
Hunter Dickinson Inc. (a)	$(184,769)	$(258,534)
Hunter Dickinson Group Inc. (b)	(3,424)	92,984
Total	$(188,193)	$(165,550)

	Six months ended	Year ended
Transactions	September 30, 2003	March 31, 2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$110,112	$973,289
Hunter Dickinson Group Inc. (b)	6,400	20,736
C.E.C. Engineering Ltd. (c)	–	10,123

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company’s mineral properties and operating expenses.

(b)	Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common that provides consulting services at market rates to the Company.

(c)	C.E.C. Engineering Ltd. is a private company controlled by a director, that provides engineering management services to the Company based on the fair market value of those services.

10.

RECLAMATION DEPOSIT

In March 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Fox River Property (note 6(b)). On January 10, 2003, the Company terminated the option with Falconbridge on the Fox River property. The reclamation deposit in the amount of $70,000 was returned to the Company in June 2003.

11.

GOVERNMENT GRANTS

During the year ended March 31, 2003, the Company received $97,438 (year ended March 31, 2002 - $387,880) from the Manitoba Mineral Exploration Assistance Program, a program which provides financial assistance for non-fuel mineral exploration in Manitoba, in respect of its work on the Fox River Property. Under the terms of this program, the Company is eligible for a rebate of 35% of qualifying expenditures. As each grant application is subject to government review and approval, the Company records the proceeds of these grants upon receipt, as a reduction of exploration expenses.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

12.

INCOME TAXES

As of March 31, 2003, the Company had approximately $2.0 million in non-capital losses and approximately $2.0 million in capital losses available for Canadian tax purposes to reduce taxable income in future years. These non-capital losses expire in various periods ranging from 2004 to 2010. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements, as it cannot be considered more likely than not that they will be realized.

13.	SUBSEQUENT EVENT Subsequent to the period end, the Company

	(a)	received approval from the TSX Venture Exchange to amend the expiry date of 2,500,000 share purchase warrants from September 8, 2003 to March 8, 2004,

	(b)	granted 2,253,000 share purchase options to employees, officers, directors and service providers to the Company exercisable at $0.31 until March 21, 2005,

	(c)	issued 62,167 common shares pursuant to the exercise of share purchase options and warrants,

	(d)	announced it had reached agreements in principle to privately place 13 million units in its capital at a price of $0.30 for gross proceeds of $3.9 million, and

(e)
received 702,093 unrestricted common shares of StrataGold Corporation ("StrataGold") from Expatriate Resources Ltd. ("Expatriate") as part of Expatriate's divestiture of gold property assets into StrataGold, a TSX Venture Exchange listed company.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901 (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. “Exchange Issuer” means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

-	a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

-	a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and

-	income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states “enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage.”

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent’s prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1.

Analysis of expenses and deferred costs
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading “miscellaneous” or “other” in the cost breakdown; the total for “miscellaneous” should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only.
Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission’s Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff’s view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.	Related party transactions Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3.	Summary of securities issued and options granted during the period Provide the following information for the year-to-date period:

(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. “employees”,) exercise price and expiry date.

4.	Summary of securities as at the end of the reporting period Provide the following information as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

(b) number and recorded value for shares issued and outstanding,

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements.

5.	List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.	General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer’s business, current financial results, position and future prospects.
	(b)	Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
	(c)	For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
	(d)	The discussion must be factual, balanced and non-promotional.
	(e)	Where the discussion relates to a mineral project, as defined in National Instrument 43-101 “Standards of Disclosure for Mineral Projects,” the disclosure must comply with NI 43-101.

2.	Description of Business
Provide a brief description of the issuer’s business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.

Discussion of Operations and Financial Condition
Provide a meaningful discussion and analysis of the issuer’s operations for the current year-to-date period presented in the financial statements. Discuss the issuer’s financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management’s discussion and analysis of the issuer’s operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

	(a)	expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
	(b)	acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
	(c)	acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
	(d)	material write-off or write-down of assets;
	(e)	transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
	(f)	material contracts or commitments;
	(g)	material variances between the issuer’s financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
	(h)	material terms of any existing third party investor relations arrangements or contracts including:
		i.	the name of the person;
		ii.	the amount paid during the reporting period; and
		iii.	the services provided during the reporting period;
	(i)	legal proceedings;
	(j)	contingent liabilities;
	(k)	default under debt or other contractual obligations;
	(l)	a breach of corporate, securities or other laws, or of an issuer’s listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
	(m)	regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
	(n)	management changes; or
	(o)	special resolutions passed by shareholders.

4.	Subsequent Events Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.	Financings, Principal Purposes and Milestones
	(a)	In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
	(b)	Explain any material variances and the impact, if any, on the issuer’s ability to achieve previously disclosed objectives and milestones.

6.	Liquidity and Solvency Discuss the issuer’s working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS		DATE OF REPORT
NAME OF ISSUER	FOR QUARTER ENDED	YY	MM	DD
AMARC RESOURCES LTD.	September 30, 2003	2003	NOV	5

ISSUER ADDRESS
1020 – 800 WEST PENDER STREET
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8094	604-684-6365

CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
PAUL MANN		CONTROLLER		604-684-6365

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
info@hdgold.com		www.hdgold.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/S/ RONALD W. THIESSEN	RONALD W. THIESSEN	YY	MM	DD
		2003	NOV	5

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/S/ JEFFREY R. MASON	JEFFREY R. MASON	YY	MM	DD
		2003	NOV	5

AMARC RESOURCES LTD.
QUARTERLY REPORT
SEPTEMBER 30, 2003

SCHEDULE A:     FINANCIAL INFORMATION

See Consolidated Financial Statements

SCHEDULE B:     SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs:

(a) Exploration expenses – see Financial Statements, note 6

2.	Related party transactions – see Financial Statements, note 8

3.	Summary of securities issued and options granted during the period:

(a)	Summary of securities (common shares) issued during the period: Nil

(b)	Summary of stock options granted during the period:

		Number of
Name of Optionee/Type	Date of Issue	Shares	Exercise Price ($)	Expiry Date
Employees/Consultants	May 9, 2003	7,000	0.17	May 9, 2005

(c)	Summary of stock warrants issued during the period: Nil

4.	Summary of securities as at the end of the reporting period:

(a)	Authorized capital: 100,000,000 common shares without par value

(b)	Shares issued: 15,468,890 common shares without par value

(c)	Summary of options, warrants and convertible securities outstanding – see Financial Statements, note 7

(d)	Number of common shares held in escrow: Nil Number of common shares subject to pooling: Nil

5.	List of directors/executives:	Robert G. Hunter, Director, Co-Chairman
Robert A. Dickinson, Director, Co-Chairman
Ronald W. Thiessen, Director, President and CEO
Jeffrey R. Mason, Director, Chief Financial Officer, and Secretary
David J. Copeland, Director
Scott D. Cousens, Director

AMARC RESOURCES LTD.
QUARTERLY REPORT
SEPTEMBER 30, 2003

SCHEDULE C:     MANAGEMENT’S DISCUSSION AND ANALYSIS

Amarc Resources Ltd. (“Amarc” or the “Company”) is a mineral exploration company. Amarc carried out exploration programs on its main project, the Inde Property in Durango, Mexico in fiscal 2003.

Inde Property

The Inde Property covers approximately 279 hectares and consists of five claims–three are owned by the Company and two are held under option. The current schedule of payments under the option agreement comprises a payment from Amarc to the vendor of US$125,000 every six months commencing in December 2003 and a balloon payment of US$3,000,000 in June 2006. A 4% net smelter royalty, capped at US$2 million over the project life, is also payable on the two claims under the purchase option.

Gold mineralization at Inde occurs in tabular massive sulphide replacement bodies, situated at or near the contact of limestone country rocks and later intrusive rocks. The prospective contact zone extends for approximately 3,300 meters across the property. Mining by previous operators occurred along 1,300 meters of the southeasterly trending monzonite/limestone contact zone, and also along the contacts of a younger, northeasterly trending, quartz-feldspar porphyry dyke. This historic production was derived from near-surface oxide mineralization, to about 150 meters depth, within the massive sulphide bodies along both trends. Amarc’s work targeted the sulphide component of the replacement bodies both along strike and down dip of previous mining. Fourteen holes were drilled to test a 600-meter portion of the contact zone in the central part of the property in the area of the Pleyades, Descubridora and Guadalupe workings. Holes encountered open stopes in the Pleyades area, and some sections of oxide and sulphide mineralization, containing interesting gold and silver values. These were described in detail in the report for the quarter ending September 30, 2002.

The Company is continuing to target sources of additional funding through alliances with financial, exploration and mining entities for further exploration programs at Inde. The Company is also assessing new projects for potential acquisition.

Canadian Properties–Yukon Territory and Saskatchewan

The Company has a 5% net profits interest (NPI) in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no active exploration programs on these properties nor does it plan to undertake any new programs.

Metal Price Trends

The outlook for Amarc’s assets primarily relate to the results of exploration and the outlook for gold. Gold prices have improved substantially in 2003, averaging about US$357/oz in the year to date.

Financial Review

Historically, Amarc’s source of funding has been the sale of equity securities for cash primarily through private placements to institutions and sophisticated investors. On October 31, 2003, the Company announced it had reached agreements in principle to privately place 13 million units in its capital at a price of $0.30 for gross proceeds of $3.9 million. Amarc has no assurance of continued access to equity funding.

At September 30, 2003, Amarc had working capital of $529,306, as compared to $619,995 at the end of the previous quarter. The Company also had 15,468,890 common shares issued and outstanding.

Operating Results

Operating expenses for the second quarter of the 2004 fiscal year are $90,961, as compared to $839,396 in the second quarter of the previous fiscal year when exploration programs were underway at Inde and Fox River. The agreement on Fox River project was terminated during the fourth quarter of fiscal 2003. The main decrease is in exploration expenditures as no new programs have yet been initiated in fiscal 2004.

AMARC RESOURCES LTD.
QUARTERLY REPORT
SEPTEMBER 30, 2003

Administrative costs decreased in fiscal 2004 to $146,181 from $545,873 in the same period in the previous fiscal year. The main costs in the current quarter were $37,235 in salaries and benefits and $10,005 in office and administration, related to normal day-to-day operations, and $12,872 in exploration. Exploration expenses are mainly related to site activities.

Related Party Transactions

Pursuant to an agreement dated December 31, 1996, Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia, a private company with certain directors in common with Amarc, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, Amarc on a full cost-recovery basis. In the quarter ending September 30, 2003, Amarc paid HDI $53,362, as compared to $56,750 in the prior three month period. The Company had a balance payable to HDI of $184,769, as compared to a balance payable of $190,857 at the end of the prior quarter.